January 6, 2022

VIA EDGAR

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Babette Cooper, Wilson Lee, Austin Wood and Maryse Mills-Apenteng

Re:	Yellowstone Acquisition Co., Preliminary Proxy Statement on Schedule 14A, Filed October 22, 2021 as Amended on December 23, 2021, File No. 001-39648

Ladies and Gentlemen:

On behalf of Yellowstone Acquisition Co. (the “Company”), we will transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a definitive Proxy Statement on Schedule 14A (the “Proxy Statement”). The Proxy Statement will be revised to reflect the Company’s responses to the comment letter to the Proxy Statement received on January 5, 2022 from the staff of the Division of Corporation Finance (the “Staff”) of the Commission, and to reflect certain other changes.  Copies of the proposed changed pages to the Proxy Statement to address the comments from the Staff listed below have been previously provided supplementally to the Staff and are attached to this letter as Exhibit “A”.

To assist your review, we have retyped the text of the Staff’s comments in bold below. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the revised Proxy Statement.

Proposal No. 1 — The Business Combination Proposal

Certain Projected Financial Information of Sky, page 132

1. We note your response to comment 4 indicating that you expect tenants to enter into rental lease terms between five and ten years based in part on your belief that average tenant leases are longer than five years. However, on page 171 we note that only three of your current six leases are for terms of five years or more. Please revise your disclosure as appropriate or advise.

Response:  Additional information regarding the expected rental lease terms is now discussed on page 133.

Certain Relationships and Related Party Transactions, page 202

2. We note your amended disclosure regarding the December 22, 2021 subscription agreement between Boston Omaha and Sky and your discussion on page 29 of the related party transaction. Please revise here to include a discussion of this related party transaction.

Response:   The information regarding the December 22, 2021 transaction is now discussed on page 202.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 781-719-9803 with any questions or further comments you may have regarding this submission.

Sincerely,

/s/ Neil H. Aronson

Neil H. Aronson

EXHIBIT A

Comment #1 Change to Proxy Statement

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Anticipated Rental Rates for Sky Hangar Facilities. Sky believes it will be able to make a compelling case to private jet owners to lease its facilities. In particular, aircraft owners and managers are focused on five components in their hangar leasing decision: (i) rent and fuel cost, (ii) location and time to “wheels up” or departure, (iii) quality of experience and service, (iv) privacy and ease of use and (v) reduced liability/insurance cost. For prospective tenants, Sky presents customized analyses based on individual tenants’ existing fuel usage and hangar expense, cost of repositioning and other factors. Sky believes the benefits of a home based leasing arrangement appeal to owners of private jets, particularly larger private jets, and to lease Sky facilities given the reasons stated below. Sky believes that demand for its product is driven by supply constraints, the superiority of its offering, and tenants’ desire for long-term leases at terms commensurate with the Sky Harbour Home Basing model. The Projections also assume tenants will desire to enter into rental arrangements for periods of five to ten years and the gradual increase in rental rates based upon expected continued high demand for Sky’s facilities. The CBRE report assumes only five year tenant leases. Although three of Sky’s existing leases are for less than five years, two of those three leases have options to extend the term beyond five years. Furthermore, Sky has already observed that its prospective tenants desire longer leases based on ongoing negotiations and the fact that its most recently signed leases average longer than five years.  Most importantly, Nashville International, Opa Locka, Deer Valley and Centennial, where Sky has existing facilities or facilities under construction,  have limited additional land capacity for new hangar developments, resulting in Sky’s management’s belief that it will be able to  increase rents in the future at rates higher than the rate of inflation given the lack of supply and the projected growth in larger aircraft at these airports looking to home base. Finally, Sky believes that prospective tenants will be willing to switch from an FBO to a Home-Basing Solution and that Sky will offer aviation fuel and other services demanded by tenants. In calculating rental revenues, Sky assumed certain vacancy rates once facilities are fully constructed and operational and assumed a very limited default rate due to the high net worth and credit worthiness of its tenants, many of whom are expected to own larger and more expensive jets.

Comment #2 Change to Proxy Statement

Boston Omaha has entered into the BOC PIPE Subscription Agreement with Sky dated December 22, 2021, pursuant to which Boston Omaha has agreed to invest $45,000,000 through the purchase of 4,500,000 shares of YAC Class A Common Stock at a price of $10.00 per share immediately prior to the consummation of the Business Combination. Pursuant to the terms of the BOC PIPE Subscription Agreement, Boston Omaha has agreed to execute and deliver such additional documents and take such additional actions as Boston Omaha and Sky reasonably may deem to be practical and necessary to consummate the subscription. In addition, pursuant to the BOC PIPE Subscription Agreement, Boston Omaha has agreed to waive any claims Boston Omaha may have at the Closing or in the future, in or to any monies held in the Trust Account, subject to certain exceptions as specified therein. The BOC PIPE Subscription Agreement will be terminated, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Equity Purchase Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of Boston Omaha and Sky, (iii) if any of the conditions to closing set forth in the BOC PIPE Subscription Agreement that is not waived by the party entitled to grant such waiver, and as a result thereof, the transactions contemplated by the BOC PIPE Subscription Agreement are not and will not be consummated at the Closing, or (iv) the Outside Closing Date.

In connection with the BOC PIPE Subscription Agreement, Sky entered into a letter agreement with Yellowstone and Boston Omaha on December 22, 2021, in which, among other things, Sky agreed to waive the Minimum Buyer Financing Condition which required Yellowstone to deliver at least $150 million in value in accordance with Section 6.3(e) of the Equity Purchase Agreement (subject to funding of the $45,000,000 under the BOC PIPE Subscription Agreement), consented to Yellowstone transferring its listing to the New York Stock Exchange and, given the enhanced scrutiny of Special Purpose Acquisition Companies, agreed to the engagement of a nationally recognized accounting firm to provide consulting services to Sky with respect to its internal control function.